UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     Commission  File  Numbers:
                                    _________

     (Check One) : [x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For  Period  Ended:  12/31/02
                    ___________________

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  N-SAR

            For the Transition Period Ended:  _______________________


  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.


              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
                  THE COMMISSION HAS VERIFIRED ANY INFORMATION
                                CONTAINED HEREIN.


If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION


                               Mountain Oil, Inc.

                             Full Name of Registrant

                                       N/A
______________________________________________________________________________
                            Former Name if Applicable

                       3954 East 200 North East Highway 40

            Address of Principal Executive Office (Street and Number)

                               Ballard, Utah 84066

                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]     (a)  The reasons described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (C)  The accountant's statement or other exhibit required by Rule 12b-25
(C)  has  been  attached  if  applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K,
10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Edgarized  document  upload  time.  Submitted  and  received on 3/31, filed 4/1.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

Matthew  Haney               801                              373-3990
--------------             -----------                    ------------------
     (Name)               (Area  Code)                    (Telephone  Number)




(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and
Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that THE REGISTRANT was required to file such reports been filed? If answer is no, identify report(s).

[X]  Yes          [  ]  No

(3) Is it anticipated that any significant change in results or operations from the corre4sponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes               [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                    Mountain  Oil,  Inc.
                 ______________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      4/1/03                         By:  /s/  Joseph  Ollivier
     ______________                          _______________________________

INSTRUCTION: The form may be singed by an executive officer of THE REGISTRANT or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of THE REGISTRANT by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of THE REGISTRANT shall be filed with the form.

                                    ATTENTION
                                    ---------
       INTENTIONAL MISSSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C.  1001)


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington D.S. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of THE REGISTRANT is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.